Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31st 2014, Rio Alto Mining Limited

1. I, Enrique Garay, have been a Rio Alto Mining employee since November 2010. My residential address is Calle Carlos Enrique Ferreyros No. 377, San Isidro, Lima 27, Peru.

2. I am a member of the Australian Institute of Geoscientists (“MAIG”).I hold a Bachelor's Degree in Science with a major in Geology from the National Engineering University, Lima and a MSc in Mineral Exploration from Queens University, Canada.

3. I am a practising geologist for over 23 years in the precious and base metal resource industry with a focus on both exploration and mine geology. I have been previously employed by several mining companies including Barrick Gold Corporation, Hochschild Mining PLC, Trafigura and Consorcio Minero Horizonte S.A. From 1996 to 2004 I contributed to the resource definition work at Barrick Gold Corporation's, multi-million ounce Pierina Gold Mine located in Peru and I was the project's Chief Mine Geologist.

4. I have frequently visited the property that is the subject of this report, since November 2010.

5. I am responsible for Sections 7, 8, 9 and 10 of this report.

6. I am co responsible for Sections 1, 25 and 26 of this report.

7. I am not independent of Rio Alto Mining Limited as independence is described in Section 1.5 of NI 43-101.

8. I hereby consent to the use of this report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing, brokered or non-brokered financing(s), or for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February 2015 at Lima, Peru.